UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 10 7
(CUSIP Number)

STEVEN A. KLEIN
1450 Broadway 40th Floor
New York, New York 10018
Tel: 212-209-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

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1.	Names of Reporting Person: STEVEN A. KLEIN
I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]
NOT APPLICABLE
3.	SEC Use Only:
4.	Source of Funds (See Instruction): PF and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A
6.	Citizenship or Place of Organization: UNITED STATES
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: 12,352,814 SHARES
8.	Shared Voting Power: NOT APPLICABLE
9.	Sole Dispositive Power: 12,352,814 SHARES
10.	Shared Dispositive Power: NOT APPLICABLE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,352,814 SHARES
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
NOT APPLICABLE
13.	Percent of Class Represented by Amount in Row (11): 6.6%
14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 46267T 10 7

This Schedule 13D/A (Amendment No. 1) is being filed by STEVEN A. KLEIN (the “Reporting Person”) relating to Shares of common stock, par value $0.001 per share, of IRELAND INC. (the “Issuer”) having its principal executive offices located at 2360 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

This Schedule 13D/A (Amendment No. 1) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on April 7, 2014. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities listed as beneficially owned by the Reporting Person are held both directly by the Reporting Person and indirectly as trustee for certain trusts for whom Mr. Klein acts as sole trustee. (See Item 5.) All securities directly held by Mr. Klein were acquired in private placement transactions with the Issuer using Mr. Klein’s own funds, in open market purchases using Mr. Klein’s own funds or through the grant of stock options as compensation for acting as a director of the Issuer. All securities indirectly held by Mr. Klein as trustee for the trusts were acquired in private placement transactions with the Issuer using the trusts’ own funds.

On March 24, 2014, the Reporting Person’s beneficial ownership exceeded 5% of the Issuer’s Shares as a result of participating in the Issuer’s private placement offering of special warrants (the “2014 Special Warrants”). The Reporting Person directly acquired 250,000 2014 Special Warrants (resulting in beneficial ownership over 500,000 Shares) at a price of $0.20 per 2014 Special Warrant. The Reporting Person indirectly acquired 2,750,000 2014 Special Warrants (resulting in beneficial ownership over 5,500,000 Shares) at $0.20 per 2014 Special Warrant as sole trustee for four trusts. Pursuant to their terms, the 2014 Special Warrants were converted for no additional consideration into special warrants having the same terms as those special warrants issued by the Issuer in March 2015 (the “2015 Special Warrants”).

On March 20, 2015, the Reporting Person indirectly acquired 750,000 2015 Special Warrants at a price of $0.20 per 2015 Special Warrant as sole trustee for two trusts.

All of the 2015 Special Warrants directly and indirectly held by the Reporting Person expired on February 28, 2016 and were automatically converted, for no additional consideration, into units (each a “Unit”) on a 1:1 basis. Each Unit consisted of one share of the Issuer’s common stock and one warrant to purchase one additional share of common stock at a price of $0.40 per share, expiring on February 28, 2020.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of February 28, 2016, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	2,741,768 Shares Direct(2) 9,611,046 Shares Indirect(3)	6.6%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 28, 2016 there were 181,472,875 shares of common stock issued and outstanding.

CUSIP No. 46267T 10 7

(1)

Applicable percentage of ownership is based on 181,472,875 Shares outstanding as of February 28, 2016 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d- 3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)

Consists of the following directly held by the Reporting Person: (i) 926,384 shares directly held by the Reporting Person; (ii) 790,384 shares issuable upon the exercise of warrants directly held by the Reporting Person; and (iii) 1,025,000 shares issuable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days.

(3)

Consists of the following indirectly held by the Reporting Person: (i) 5,153,354 shares over which the Reporting Person has investment and voting power as trustee for three trusts that are the direct owners of such shares and; (ii) 4,457,692 shares issuable upon the exercise of warrants and over which the Reporting Person has investment and voting power as sole trustee for four trusts that is the direct owner of such warrants.

The Reporting Person disclaims any pecuniary interest in the securities held by the trusts for whom he acts as trustee.

(b)	Power to Vote and Dispose of the Issuer Shares:

Sole Power

The Reporting Person has the sole power to vote or to direct the vote of the Shares held in his name and in trust and has the sole power to dispose of or to direct the disposition of the Shares held in his name and as trustee for the trusts that are the direct owners of such Shares.

Shared Power

None.

(c)	Transactions Effected During the Past 60 Days:

Except for the February 28, 2016 automatic conversion of the 2015 Special Warrants into shares of the Issuer’s common stock and warrants to purchase shares of the Issuer’s common stock as described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2016
Date

“Steven A. Klein”
Signature

STEVEN A. KLEIN
Name/Title